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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  January, 2002

Commission File Number __________________________________________

Cryopak Industries Inc. (Translation of registrant's name into English)
1053 Derwent Way, Delta, B.C., Canada, V3M 5R4 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....X..... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

NEWS RELEASE

CRYOPAK PURCHASES ADDITIONAL MACHINE TO INCREASE

PRODUCTION OF FLEXIBLE ICE™ BLANKET

VANCOUVER, BC, Jan. 16, 2002 – John Morgan, President and CEO of Cryopak Industries Inc. (OTCBB: CYPKF) (CDNX: CII) today announced that the Company has ordered a second Flexible Ice™ machine to meet the increasing demand for its patented thermal blanket.

Custom manufactured for Cryopak, the machine will be installed at the Company’s plant facility in Delta, BC within the next 90 days.

"The second machine will allow us to satisfy the growing demand for our flagship product, the Flexible Ice(tm) Blanket. This new equipment ensures that we will be able to meet the latest escalation in orders for the spring season and beyond," said Mr. Morgan.

Cryopak Industries Inc. develops, manufactures and markets quality temperature-controlling products such as the premium patented Cryopak Flexible Ice™ Blanket, flexible hot and cold compresses, gel packs, and instant hot and cold packs.  The products are used during transport to ensure critical temperature maintenance for pharmaceuticals, blood, airline food and beverages, seafood and all other perishable items. The company’s products are also used for first aid, medical and physiotherapy treatments, and, through retail distribution, for daily all-purpose chilling applications. With almost 10 years of experience in research and development, Cryopak also offers expert testing and consulting services to help companies optimize their cold-chain management programs. For more information about Cryopak Industries Inc. or its products, visit the Company’s website at www.cryopak.com.

Cryopak Industries Inc. trades on both the OTC Bulletin Board and on the Canadian Venture Exchange (OTCBB: CYPKF and CDNX: CII).

ON BEHALF OF THE BOARD OF DIRECTORS
“John  Morgan”

John  Morgan, President, CEO

The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. Certain statements contained herein are “forward-looking” statements (as such term is defined in the Private Securities Reform Act of 1995). Because such statements include risks and uncertainties, actual results may differ from those expressed or implied by such forward-looking statements.

CONTACT: Adam Rabiner, Cryopak Communications Director, (604) 685-3616 or J. Pollack & Company, Investor Relations, toll-free, 888-733-0466 or (561) 731-2215, or by e-mail: info@cryopak.com or jpollack@adelphia.net.

This is the form of material change report required under section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.

Reporting Issuer

CRYOPAK INDUSTRIES INC.

1053 Derwent Way

Delta, B.C.  V3M 5R4

Item 2.

Date of Material Change

January 16, 2002

Item 3.

Press Release

January 16, 2002; Vancouver, B.C.

Item 4.

Summary of Material Change

The Company has ordered a second Flexible Ice™ machine to meet the increasing demand for its patented thermal blanket.

Item 5.

Full Description of Material Change

The Company has ordered a second Flexible Ice™ machine to meet the increasing demand for its patented thermal blanket.

Custom manufactured for Cryopak, the machine will be installed at the Company’s plant facility in Delta, BC within the next 90 days.

"The second machine will allow us to satisfy the growing demand for our flagship product, the Flexible Ice(tm) Blanket. This new equipment ensures that we will be able to meet the latest escalation in orders for the spring season and beyond," said Mr. Morgan.

Item 6.

Reliance on section 85(2) of the Act

N/A

Item 7.

Omitted Information

N/A

Item 8.

Senior Officers

John F. Morgan, President

Tel:  (604) 515-7977

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED this 16th day of January, 2002.

“John F. Morgan”

(signature)

John F. Morgan

Name

President

Position

Vancouver, B.C.

Place of Declaration

NEWS RELEASE

Cryopak Industries Announces Record Sales for the

3rd Quarter and Nine Months Ended December 31, 2001

VANCOUVER, BC, Jan. 23, 2002 – John Morgan, President and CEO of Cryopak Industries Inc. (OTCBB: CYPKF) (CDNX: CII) today announced record sales for the 3rd Quarter ended Dec. 31, 2001, as well as record sales for the nine month period.

The Company reports that consolidated sales for the three-month period were $2.44 million. Sales for the nine months ended Dec. 31, 2001 totaled $6.75 million, compared to sales of  $3.43 million for the corresponding nine months of the previous fiscal year, representing an increase of more than 96%.

John Morgan, CEO of Cryopak stated: "Our Q3 and nine month revenue totals fall in line with our expectations, and continues a trend of sustained growth. With many new orders already at hand for Q4, we will clearly end this fiscal year with another record sales quarter. As a result, we will meet or surpass our guidance of $9 million in sales for the year.”

All figures are in Canadian dollars, and prepared in accordance with Canadian generally accepted accounting principles. The full financial report, including management discussion, will be available on the Internet next month via SEDAR at www.sedar.com. You will also be able to link to them from the Cryopak website, www.cryopak.com/s/Investors.asp.

Cryopak Industries Inc. develops, manufactures and markets quality temperature-controlling products such as the premium patented Cryopak Flexible Ice™ Blanket, flexible hot and cold compresses, gel packs, and instant hot and cold packs.  The products are used during transport to ensure critical temperature maintenance for pharmaceuticals, blood, airline food and beverages, seafood and all other perishable items. The company’s products are also used for first aid, medical and physiotherapy treatments, and, through retail distribution, for daily all-purpose chilling applications. With almost 10 years of experience in research and development, Cryopak also offers expert testing and consulting services to help companies optimize their cold-chain management programs. For more information about Cryopak Industries Inc. or its products, visit the Company’s website at www.cryopak.com.

Cryopak Industries Inc. trades on both the OTC Bulletin Board and on the Canadian Venture Exchange (OTCBB: CYPKF and CDNX: CII).

ON BEHALF OF THE BOARD OF DIRECTORS

“John  Morgan”

John Morgan, President, CEO

The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. Certain statements contained herein are “forward-looking” statements (as such term is defined in the Private Securities Reform Act of 1995). Because such statements include risks and uncertainties, actual results may differ from those expressed or implied by such forward-looking statements.

CONTACT: Adam Rabiner, Cryopak Communications Director, (604) 685-3616 or J. Pollack & Company, Investor Relations, toll-free, 888-733-0466 or (561) 731-2215, or by e-mail: info@cryopak.com or jpollack@adelphia.net.

This is the form of material change report required under section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.

Reporting Issuer

CRYOPAK INDUSTRIES INC.

1053 Derwent Way

Delta, B.C.  V3M 5R4

Item 2.

Date of Material Change

January 23, 2002

Item 3.

Press Release

January 23, 2002; Vancouver, B.C.

Item 4.

Summary of Material Change

The Company announced record sales for the third Quarter ended December 31, 2001, as well as record sales for the nine month period.

Item 5.

Full Description of Material Change

The Company reports record sales for the third quarter ended December 31, 2001 as well as record sales for the nine month period.  Consolidated sales for the three-month period were $2.44 million.  Sales for the nine months ended December 31, 2001 totaled $6.75 million, compared to sales of  $3.43 million for the corresponding nine months of the previous fiscal year, representing an increase of more than 96%.

John Morgan, CEO of Cryopak stated:  "Our Q3 and nine month revenue totals fall in line with our expectations, and continues a trend of sustained growth.  With many new orders already at hand for Q4, we will clearly end this fiscal year with another record sales quarter.  As a result, we will meet or surpass our guidance of $9 million in sales for the year.”

Item 6.

Reliance on section 85(2) of the Act

N/A

Item 7.

Omitted Information

N/A

Item 8.

Senior Officers

John F. Morgan, President

Tel:  (604) 515-7977

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED this 23rd day of January, 2002.

“John F. Morgan”

(signature)

John F. Morgan

Name

President

Position

Vancouver, B.C.

Place of Declaration

 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cryopak Industries Inc.
By: “Doug Reid” Doug Reid, CFO

Date:  January 8, 2003

* Print the name and title of the signing officer under his signature.